UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

American Apparel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jacob Capps

Lion/Hollywood L.L.C.

c/o Lion Capital (Americas) Inc.

888 Seventh Avenue

New York, New York 10019

Tel.: (212) 314-1900

Copy to:

Janet Dunlop

Lion Capital LLP

21 Grosvenor Place

London SW1X 7HF

United Kingdom

Tel.: +44 20 7201 2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,000,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 16,000,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 2 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,000,000*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 3 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,000,000*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 4 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,000,000*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 5 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,000,000*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 16,000,000*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 6 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,000,000*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 16,000,000*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 7 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,000,000*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 8 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Neil Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,000,000*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 9 of 18 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,000,000*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
†	The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

Page 10 of 18 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $.0001 per share (“Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 747 Warehouse Street, Los Angeles, California 90021-1106.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by (i) Lion/Hollywood L.L.C. (“Lion/Hollywood”), which is a Delaware limited liability company, (ii) Lion Capital Fund II, L.P. (“LCFII”), which is an English limited partnership, (iii) Lion Capital Fund II B, L.P. (“LCFIIB”), which is an English limited partnership, (iv) Lion Capital Fund II SBS, L.P. (“LCFIISBS”), which is an English limited partnership, (v) Lion Capital General Partner II LLP (“Lion Capital GPII”), which is an English limited liability partnership, (vi) Lion Capital LLP (“Lion Capital”), which is an English limited liability partnership authorized by the United Kingdom Financial Services Association, (vii) Mr. Lyndon Lea, (viii) Mr. Neil Richardson and (ix) Mr. Robert Darwent and (all of the foregoing, the “Reporting Persons”).

(b) The address of the principal business and principal office of Lion/Hollywood is c/o Lion Capital (Americas) Inc., 888 Seventh Avenue, New York, New York 10019. The address of the principal business and principal office of each of the other Reporting Persons is 21 Grosvenor Place, London SW1X 7HF, United Kingdom.

(c) The principal business of Lion/Hollywood is to own the investment in the Issuer. The principal business of LCFII, LCFIIB and LCFIISBS is to acquire businesses, primarily in Europe, with the goal of capital appreciation. The principal business of Lion Capital GPII is to serve as the general partner of LCFII, LCFIIB and LCFIISBS, and to serve as general partner of other partnerships. The principal business of Lion Capital is to serve as the manager of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, to serve as manager of other partnerships and to manage investments in various companies through partnerships and other limited liability companies. Messrs. Lea, Richardson and Darwent are the founding and designated members of, and may be deemed to control, Lion Capital. The present principal occupation of each of Messrs. Lyndon, Richardson and Darwent is serving as a member of Lion Capital and its affiliated entities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lion/Hollywood is a limited liability company organized under the laws of the State of Delaware. LCFII, LCFIIB and LCFIISBS are each limited partnerships organized under the laws of the United Kingdom. Lion Capital GPII is a limited liability partnership organized under the laws of the United Kingdom. Lion Capital is a limited liability partnership organized under the laws of the United Kingdom and authorized by the United Kingdom Financial Services Association. Mr. Lea is a dual citizen of the United Kingdom and Canada, and Messrs. Richardson and Darwent are citizens of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 13, 2009, pursuant to the Lion Credit Agreement (as defined in Item 4), Lion Capital (Guernsey) II Limited (“LCGII”), which is a Guernsey limited company, as the Initial Lender (as defined in Item 4), and an affiliate thereof made term loans to the Issuer in an aggregate principal amount equal to $80 million, of which $5 million of such loans constituted a fee paid by the Issuer in connection with the Lion Credit Agreement. In connection with the making of such term loans, the Issuer issued to LCGII the Lion Warrant (as defined in Item 4), which is exercisable at any time during its term, to purchase an aggregate of 16,000,000 shares of Common Stock at an exercise price of $2.00 per share. On March 20, 2009, LCGII transferred and assigned all of its right, title and interest in such loans and the Lion Warrant to Lion/Hollywood. The funds used in connection with the transactions described herein were provided from general funds available to the Reporting Persons.

Page 11 of 18 Pages

Item 4.	Purpose of Transaction.

Second Lien Credit Agreement

On March 13, 2009, the Issuer entered into a Credit Agreement (the “Lion Credit Agreement”) among the Issuer, in its capacity as borrower, certain subsidiaries of the Issuer, in their capacity as facility guarantors, Lion Capital LLP, in its capacity as administrative agent and collateral agent, LCGII, as initial lender (in such capacity, the “Initial Lender”), and the other lenders from time to time party thereto. As noted in Item 3, LCGII subsequently transferred and assigned all of its right, title and interest in the term loans made pursuant to the Lion Credit Agreement to Lion/Hollywood.

Pursuant to the Lion Credit Agreement, the Initial Lender and an affiliate thereof made term loans to the Issuer in an aggregate principal amount equal to $80 million, of which $5 million of such loans constituted a fee paid by the Issuer in connection with the Lion Credit Agreement. The term loans under the Lion Credit Agreement mature on December 31, 2013 and bear interest at a rate of 15% per annum, payable quarterly in arrears. At the Issuer’s option, accrued interest may be paid (i) entirely in cash, (ii) paid half in cash and half in kind, or (iii) entirely in kind. The Issuer’s obligations under the Lion Credit Agreement are guaranteed by the Issuer’s domestic subsidiaries (together with the Issuer, the “Loan Parties”). In addition, the Issuer’s obligations under the Lion Credit Agreement and the guarantee obligations of the Issuer’s domestic subsidiaries are secured by a lien on substantially all of the assets of the Loan Parties, including a pledge of all of the outstanding capital stock of the Loan Parties’ domestic subsidiaries and 65% of the outstanding capital stock of the Loan Parties’ foreign subsidiaries that are directly owned by the Loan Parties, except for the Issuer’s Canadian subsidiaries. The Lion Credit Agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants (which impose restrictions and limitations on, among other things, dividends, investments, asset sales, capital expenditures and the ability of the Loan Parties to incur additional debt and liens) and a total leverage ratio financial maintenance covenant. The Issuer is permitted to prepay the loans in whole or in part at any time at its option, on at least two business day’s prior notice, with no prepayment penalty.

Investment Agreement and Warrant

In connection with the Lion Credit Agreement, on March 13, 2009 the Issuer entered into an Investment Agreement (the “Investment Agreement”) with LCGII and, pursuant thereto, issued to LCGII a seven-year warrant (the “Lion Warrant”), which is exercisable at any time during its term, to purchase an aggregate of 16,000,000 shares of Common Stock at an exercise price of $2.00 per share. As noted in Item 3, LCGII subsequently transferred and assigned all of its right, title and interest in the Lion Warrant to Lion/Hollywood. The Lion Warrant may be exercised by Lion/Hollywood by paying the exercise price in cash, pursuant to “cashless exercise” of the Lion Warrant or by a combination of the two methods. The Lion Warrant contains certain anti-dilution protections in favor of Lion/Hollywood providing for proportional adjustment of the warrant price and, under certain circumstances, the number of shares of Common Stock issuable upon exercise of the Lion Warrant, in connection with, among other things, stock dividends, subdivisions and combinations and the issuance of additional equity securities of the Issuer at less than fair market value. On an as-converted basis, the full shares of Common Stock issuable upon exercise of the Lion Warrant would represent approximately 18.4% of the outstanding shares of Common Stock.

Pursuant to the Investment Agreement, Lion/Hollywood has the right to designate up to two persons to the Issuer’s Board of Directors (the “Board”) and a board observer (or, if the Issuer increases its board size to 12, Lion/Hollywood has the right to designate up to three persons to the Board and no board observers), subject to maintaining certain minimum ownership thresholds of the Lion Warrant or shares of Common Stock issued or issuable upon exercise of the Lion Warrant. The Investment Agreement also provides that for so long as Lion/Hollywood has the right to designate any person for nomination for election to the Board pursuant to the Investment Agreement, the Issuer will not increase the size of the Board to more than 10 directors (or 13 directors in the event the Issuer elects to increase the size of the Board to 12 directors as described above).

Page 12 of 18 Pages

The Investment Agreement also provides that Lion/Hollywood has certain demand and piggyback registration rights. After September 13, 2009, Lion/Hollywood may make up to three demands for registration, subject to a minimum of $15 million of Lion/Hollywood’s shares of Common Stock issuable upon exercise of the Lion Warrant per demand registration. In addition to the demand rights, the Investment Agreement grants Lion/Hollywood piggyback registration rights with respect to the shares of Common Stock issuable upon exercise of the Lion Warrant. These registration rights are subject to certain customary blackout and cutback provisions, and the Investment Agreement contains customary indemnification and other provisions with respect to such registration rights.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Lion Credit Agreement, the Investment Agreement and the Lion Warrant, which are filed hereto as Exhibits 2, 3 and 4, respectively, and incorporated herein by this reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above, the Reporting Persons may seek to dispose of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective members, partners, stockholders or beneficiaries, as applicable) from time to time, and/or may seek to directly or indirectly acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and the directors designated by Lion/Hollywood may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The following disclosure assumes that there are 71,033,757 shares of Common Stock outstanding as of March 12, 2009, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed on March 16, 2009.

(b) Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 16,000,000 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrant. On an as-converted basis, the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant would, as of March 12, 2009, constitute approximately 18.4% of the Common Stock outstanding upon such exercise. As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Dov Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 54,113,065 shares of Common Stock, or 62.2% of the Issuer’s total number of shares of Common Stock outstanding as of March 12, 2009 (after giving effect to the issuance of the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Form 4 filings made by Mr. Charney on March 23, 2009. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood. As a result, each of LCFII, LCFIIB and LCFIISBS may be deemed to beneficially any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCFIIB and LCFIISBS therein.

Page 13 of 18 Pages

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS. As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS. As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

As the founding and designated members of Lion Capital, Messrs. Lea, Richardson and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital. As a result, Messrs. Lea, Richardson and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea, Richardson or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea, Richardson and Darwent therein.

(c) Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D, except that Lion Capital Carry II L.P., a limited partnership organized under the laws of Scotland, has the right to receive certain proceeds arising from the sale of any securities of the Issuer reported on this Schedule 13D. Lion Capital GPII is the general partner of Lion Capital Carry II L.P., and Lion Capital is the manager of Lion Capital Carry II L.P.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 with respect to the Lion Credit Agreement, the Investment Agreement and the Lion Warrant is incorporated into this Item 6 by this reference.

Investment Voting Agreement

In connection with the Lion Credit Agreement and the Investment Agreement, Mr. Charney entered into an Investment Voting Agreement (the “Investment Voting Agreement”) with LCGII. In connection with the transfer and assignment of the Lion Warrant by LCGII to Lion/Hollywood, Lion/Hollywood was substituted for LGCII as the party to the Investment Voting Agreement. Pursuant to the Investment Voting Agreement, for so long as Lion/Hollywood has the right to designate any person or persons to the Board, Mr. Charney has agreed to vote his shares of Common Stock in favor of Lion/Hollywood’s designees, provided that

Page 14 of 18 Pages

Mr. Charney’s obligation to so vote terminates if he owns less than 6,000,000 shares of Common Stock (which number will be adjusted appropriately to take into account any stock split, reverse stock split or similar transaction). In addition, pursuant to the Investment Voting Agreement, for so long as Lion/Hollywood has the right to designate any person or persons to the Board, Lion/Hollywood has agreed to vote its shares of Common Stock in favor of Mr. Charney and, during the term of the Voting Agreement, dated December 12, 2007, entered into among Mr. Charney and the former stockholders of Endeavor Acquisition Corp., each other designee of Mr. Charney, provided that Lion/Hollywood’s obligation to so vote terminates if either (i) Mr. Charney beneficially owns less than 27,900,000 shares of Common Stock (which number will be adjusted appropriately to take into account any stock split, reverse stock split or similar transaction) or (ii) (A) Mr. Charney is no longer employed on a full-time basis by the Issuer or any subsidiary of the Issuer and (B) Mr. Charney is in material breach of the non-competition and non-solicitation covenants contained in the Merger Agreement (as defined below), as extended by the Non-Competition Letter (as defined below).

Lock-Up Extension

In connection with the Lion Credit Agreement and the Investment Agreement, Mr. Charney also entered into a letter agreement, dated March 13, 2009 (the “Lock-Up Letter”), with the Issuer and LCGII to extend the Lock-Up Agreement, dated as of December 12, 2007 (the “Lock-Up Agreement”), pursuant to which Mr. Charney agreed not to make certain transfers of shares of Common Stock that he received pursuant to the Amended and Restated Agreement and Plan of Reorganization, dated as of November 7, 2007 (as it may be hereafter amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Issuer, American Apparel (USA) LLC (f/k/a AAI Acquisition LLC), a California limited liability company, American Apparel Inc., a California corporation, American Apparel, LLC, a California limited liability company, each of the Canadian companies set forth on Schedule A to the Merger Agreement (the “CI Companies”), Mr. Charney, each of the stockholders of the CI Companies (with respect to certain provisions of the Merger Agreement) and Mr. Sam Lim (with respect to certain provisions of the Merger Agreement). In connection with the transfer and assignment of the Lion Warrant by LCGII to Lion/Hollywood, Lion/Hollywood was substituted for LGCII as the party to the Lock-Up Letter. The Lock-Up Letter extends the restricted period under the Lock-Up Agreement from December 12, 2010 to December 31, 2013 (the “Extension Period”); provided that the Extension Period will terminate upon the earliest to occur of the following events (the “Trigger Events”): (i) (A) Lion/Hollywood and its affiliates beneficially own less than 4,000,000 shares of Common Stock issued or issuable upon exercise of the Lion Warrant and (B) the loans made pursuant to the Lion Credit Agreement have been repaid in full, (ii) Mr. Charney’s employment is terminated by the Issuer “without cause” or (iii) Mr. Charney terminates his employment with the Issuer for “Good Reason” (the terms “without cause” and “Good Reason” having the respective meanings set forth in the Employment Agreement, dated as of December 12, 2007, as it may be hereafter amended, supplemented or modified from time to time, between Mr. Charney and the Issuer). Notwithstanding the foregoing, during the Extension Period, in addition to any other transfers permitted prior to the Extension Period, Mr. Charney will have the right to transfer, in a single transaction or in multiple transactions from time to time, a number of shares of Common Stock otherwise subject to the Lock-Up Agreement not to exceed 25% of the total number of shares of Common Stock in which Mr. Charney has a legal or beneficial interest as of December 12, 2010.

Non-Competition and Non-Solicitation Extension

In connection with the Lion Credit Agreement and the Investment Agreement, Mr. Charney also entered into a letter agreement, dated March 13, 2009 (the “Non-Competition Letter”), with the Issuer and LCGII to extend, with respect to Mr. Charney only, the time period applicable to the non-competition and non-solicitation covenants contained in Section 5.27(a) of the Merger Agreement from December 12, 2011 to December 31, 2013, provided that such extension period will terminate upon the earliest to occur of the Trigger Events (described above). In connection with the transfer and assignment of the Lion Warrant by LCGII to Lion/Hollywood, Lion/Hollywood was substituted for LGCII as the party to the Non-Competition Letter.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Investment Voting Agreement, the Lock-Up Letter and the Non-Competition Letter, which are filed hereto as Exhibits 5, 6 and 7, respectively, and incorporated herein by this reference.

Page 15 of 18 Pages

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated March 23, 2009 among the Reporting Persons (filed herewith).

2.	Credit Agreement, dated as of March 13, 2009, among American Apparel, Inc., in its capacity as borrower, certain subsidiaries of American Apparel, Inc., in their capacity as facility guarantors, Lion Capital LLP, in its capacity as administrative agent and collateral agent, Lion Capital (Guernsey) II Limited, as initial lender, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009).

3.	Investment Agreement, dated as of March 13, 2009, between American Apparel, Inc. and Lion Capital (Guernsey) II Limited (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009).

4.	Warrant to Purchase Shares of Common Stock of American Apparel, Inc., dated March 13, 2009, issued to Lion Capital (Guernsey) II Limited (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009).

5.	Investment Voting Agreement, dated as of March 13, 2009, between Dov Charney and Lion Capital (Guernsey) II Limited (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009).

6.	Letter Agreement Re: Extension of Lock-Up Agreement, dated March 13, 2009, among Dov Charney, Lion Capital (Guernsey) II Limited and American Apparel, Inc. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009).

7.	Letter Agreement Re: Extension of Non-Competition and Non-Solicitation Covenants in Section 5.27(a) of the Merger Agreement, dated March 13, 2009, among Dov Charney, Lion Capital (Guernsey) II Limited and American Apparel, Inc. (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K, filed on March 16, 2009).

Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

LION/HOLLYWOOD L.L.C.

By:	/s/ Jacob Capps
Name:	Jacob Capps
Title:	President

LION CAPITAL FUND II, L.P.

By:	Lion Capital LLP, its Manager

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

LION CAPITAL FUND II B, L.P.

By:	Lion Capital LLP, its Manager

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.

By:	Lion Capital LLP, its Manager

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

LION CAPITAL GENERAL PARTNER II LLP

By:	Lion Capital LLP, its Manager

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

Page 17 of 18 Pages

LION CAPITAL LLP

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

LYNDON LEA

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

NEIL RICHARDSON

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

ROBERT DARWENT

By:	/s/ Janet Dunlop
Name:	Janet Dunlop
Title:	Attorney-in-Fact

Page 18 of 18 Pages